William P. O’Neill	555 Eleventh Street, N.W., Suite 1000
(202) 637-2275	Washington, D.C. 20004-1304
william.o’neill@lw.com	Tel: +1.202.637.2200 Fax: +1.202.637.2201
www.lw.com

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April 23, 2014

VIA EDGAR AND HAND DELIVERY

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Re:                             K12, Inc.

Form 10-K for the Year Ended June 30, 2013

Filed August 29, 2013

Form 10-Q for the Quarter Ended December 31, 2013

Filed February 4, 2014

File No. 001-33883

Dear Mr. Spirgel:

Our client, K12, Inc. (the “Company”), acknowledges receipt of the Staff’s letter, dated April 10, 2014, with respect to the above-referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q.  Per my discussion with Kathleen Krebs, Securities and Exchange Commission Special Counsel on April 23, 2014, the Company will respond to the Staff’s letter in a response letter to be submitted on or before April 30, 2014.

If you have any questions, please contact me at (202) 637-2275.

Very truly yours,

/s/ William P. O’Neill

William P. O’Neill
of LATHAM & WATKINS LLP

cc:                                Kathleen Krebs, Securities and Exchange Commission Special Counsel

Nathaniel A. Davis, Chairman and Chief Executive Officer

Howard D. Polsky, General Counsel and Secretary

Julia A. Thompson, Latham & Watkins LLP